Exhibit 12.01

Fisher Scientific International Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio amounts)

	Year Ended December 31,
	2004	2003	2002	2001	2000
Pre-tax income from continuing operations before adjustment for loss from equity investees	$191.9	$96.8	$142.6	$36.3	$38.8

Fixed Charges:
Interest expense and amortization of debt discount and premium on all indebtedness	$104.8	$84.8	$91.3	$99.5	$99.1
20% of rental expense	7.5	4.7	4.6	4.1	3.5

Total fixed charges	$112.3	$89.5	$95.9	$103.6	$102.6

Pre-tax income from continuing operations before adjustment for loss from equity investees plus fixed charges	$304.2	$186.3	$238.5	$139.9	$141.4
Ratio of Earnings to Fixed Charges (A)	2.71	2.08	2.49	1.35	1.38

(A)	For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes and before adjustment for loss from equity investees plus fixed charges. Fixed charges consist of interest charges, amortization of debt discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.